December 10, 2010

Re:	VoiceServe, Inc.
Amendment No. 1 to Form 10-K for the Year Ended
March 31, 2010
Filed November 10, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-51882

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 18, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on November 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response and proposed changes to the Forms 10-K and 10-Q are attached hereto as Annex 1 and Annex 2, respectively. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment to the annual and quarterly filings.

Amendment No. 1 to Form 10-K for the Year Ended March 31, 2010

General

1.
We note your response to comment 1 in our letter dated October 15, 2010.  Please revise throughout to delete all references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  For example on page 7 you refer to “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.”

Response: The Form 10-K has been revised on page 7 and throughout to delete all references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Note 8, Common stock issuances, page F-14

2.
We note your response to comment six from our letter dated October 15, 2010.  Please tell us in detail the factors you considered in concluding a 50% restricted stock discount is appropriate for both the May and September 2009 issuances.  Refer to your basis in the accounting literature.

Response: In concluding a 50% restricted stock discount for both the May and September 2009 issuances, we considered ASC 820-10-55-52 which states that “the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction.” In addition, we considered ASC 718-10-30-19 which states that “A restricted share awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties.”

The restricted stock discount of 50% for both the May and September 2009 issuances of VoiceServe, Inc. common stock was based on quotations received from several market makers of restricted securities. The fair value quotations received from the market makers were determined by researching and considering the fair value of similarly restricted shares.

Item 9A. Controls and Procedures, page 13

3.
We note your response to comment 8 in our letter dated October 15, 2010.  In light of the errors in your disclosure and your recent changes to your corporate governance designed to “mitigate the risk of misstating compensation amounts,” explain how your board determined that your disclosure controls and procedures were effective as of December 31, 2009.

Response: The Form 10-K has been revised to disclose that our controls and procedures were not effective as of March 31, 2010 and that a remediation plan has been put into place to mitigate the risk over a lack of internal controls.

Directors, Executive Officers, Promoters and Corporate Governance, page 14

4.
We note your response to comment 7 in our letter dated October 15, 2010 and your revised disclosure regarding the experiences of your respective directors.  The information is incomplete, as it does not cover all your directors, and your disclosure still does not explain why you decided your directors should serve on  your board.  Please make that determination clear for each of your directors.  If the experiences described make up the basis for your determination, please explicitly state this.

Response: The Form 10-K has been revised to disclose the experience of our respective directors, as well as the reason(s) for the decision to have each of our directors serve on our board.

Summary Compensation Table, page 16

5.
We note your response to comment 10 in our letter dated October 15, 2010.  In your Form 10-K, please explain why you chose to treat your executive officers as independent contractors instead of employees, and include a risk factor highlighting the risks to the company of having no executive officers, only consultants.  For example, discuss whether your independent contractors are bound by the same fiduciary duty to the company as compared to employees of the company.

Response: Our executive officers are independent contractors instead of employees because they work on multiple corporations in various regions and are not dedicated to working on Voiceserve, Inc. As a smaller reporting company, we are not required to disclose a risk factor on our Form 10-K as required by Item 503(c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners…, page 18

6.
We note your response to comment 8 in our letter dated October 15, 2010 and your revised disclosure.  We note, however, that the information contained in your beneficial ownership table changed.  Please explain this change.

Response: Upon review, we realized that the information, as it relates to the beneficial ownership table, was incorrect as originally reported in the Form 10-K submitted on June 29, 2010. As such, the table has been revised to properly disclose the required information.

Exhibits, Financial Statements Schedules, page 20

7.
We note your response to comment 11 in our letter dated October 15, 2010 and your revised disclosure.  Please further revise to include all necessary exhibits.  We note, for example, that your articles of incorporation and by-laws are missing.

Response: Our articles of incorporation and by-laws have been included as exhibits 1.1 and 1.2, respectively.

Form 10-Q for the Quarter Ended September 30, 2010

Management’s Discussion and Analysis or Plan of Operation, page 1

8.
Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  Per comment 1 in our letter dated October 15, 2010, this protection does not apply to your disclosure because your common stock is considered a penny stock.

Response: The reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 has been deleted in the Form 10-Q attached hereto as an annex.

9.
We note that you provide financial information for both the three and six month periods ended September 30, 2010.  We note, however, that you provide a narrative discussion of your results only with respect to the six month period.  Because your discussion is limited in this fashion, it does not provide the reader a clear understanding of your performance during the quarter.  Please supplement your disclosure with a discussion of the three month period.

Response: The Form 10-Q attached hereto as an annex has been revised to properly reflect the financial information for both the three and six month periods.

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